EXHIBIT B

Subsidiary of the Registrant

Banco Santander Puerto Rico and Subsidiary - is a commercial banking entity incorporated under the laws of the Commonwealth of Puerto Rico and is a 100% owned subsidiary of the Registrant.

INDECA dba Santander Insurance Agencies - is an insurance and general agent incorporated under the laws of the Commonwealth of Puerto Rico and is a 100% owned subsidiary of the Registrant.